April 20, 2006



Mail Stop 4561


VIA U.S. MAIL AND FAX 1-503-7214-6501

Mr. R. Scott Stevenson
Chief Financial Officer
Fog Cutter Capital Group, Inc. and Subsidiaries
1410 SW Jefferson Street
Portland, OR 97201


RE:	Fog Cutter Capital Group, Inc. and Subsidiaries
Form 10-K for the year ended December 31, 2005
File no. 0-23911

Dear Mr. Stevenson:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the fiscal year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 4 - Business Combinations, page F-12

1. We note that you acquired controlling interests in Fatburger Holdings, Inc. and Centrisoft Corporation and consolidate the operations into your financial statements. Tell us how you accounted for the minority interests of Fatburger and Centrisoft Corporation on
your Consolidated Financial Statements.  Reference is made to ARB
51
paragraph 15.

Note 25 - Subsequent Events, page F-31

2. We note that you sold seven stand-alone retail locations subsequent to year end. Tell us what these locations relate to and how you have considered paragraph 30 of FAS 144 in accounting for these locations as held-for sale on your December 31, 2005 Consolidated Statements of Financial Condition and discontinued operations on your Consolidated Statements of Operations. In addition, please tell us the amount of gain or loss recognized on the sale.

Item 15.  Exhibits and Financial Statement Schedules, page 44

3. Considering your significant investments in real estate assets, we do not understand why you have excluded Schedule III from your Form
10-K.  Please explain how you considered the requirements of Rule
5-
04 of Regulation S-X in determining that the schedule was not required or applicable.

Consolidated Statements of Financial Condition, page F-4

4. Please advise us why you have not presented a classified balance sheet as required by Rule 5-02 of Regulation S-X or revise your presentation accordingly.

Consolidated Statements of Operations, page F-5

5. Please revise the presentation of your statements of operations to comply with Rule 5-03 of Regulation S-X. In doing so, please reclassify gains on sales of investment property and interest earned on non-operating assets, such as cash and loans to executive officers, as non-operating income. Please note the presentation of results on an operating segment basis should be limited to your SFAS
131 disclosure in the notes to the financial statements.


*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3403 if you have questions.


						Sincerely,



      Steven Jacobs
      Branch Chief



Mr. Stevenson
Fog Cutter Capital Group, Inc.
April 20, 2006
Page 1